

April 7, 2026

Kyle Cerminara
Chief Executive Officer
FG Nexus Inc.
6408 Bannington Road
Charlotte, NC 28226

   Re: FG Nexus Inc.
     Registration Statement on Form S-3
     Filed March 27, 2026
     File No. 333-294669

Dear Kyle Cerminara:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Charlotte Young at 202-551-3280 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Crypto Assets

cc: Jim Prestiano